UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 2, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Caraco Pharmaceutical Laboratories, Ltd.
File No. 5-51501 - CF#26683

Caraco Pharmaceutical Laboratories, Ltd. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit (c)(2)(ii) to a Schedule 13E-3/A filed on April 18, 2011.

Based on representations by Caraco Pharmaceutical Laboratories, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time periods specified:

Exhibit (c)(2)(ii)   through March 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mauri L. Osheroff
Associate Director